FORM OF LETTER TO SHAREHOLDERS FROM
                 ELISABETH ROBERT, PRESIDENT AND CEO OF COMPANY


                                                                EXHIBIT (a)(1)-C


                                [VTB LETTERHEAD]


                                                              August 21, 2002

Dear Shareholders of The Vermont Teddy Bear Co., Inc.:

         After evaluating a variety of alternatives to provide value to our shareholders, we have determined that an offer to repurchase a portion of our own shares at this time would be in the best interests of our shareholders. The board of directors has approved an offer to repurchase 3,000,000 shares of common stock, for a per share purchase price of $3.50 per share. A copy of the Offer to Purchase is enclosed.

         As you may know, the trading volume for our stock has been very thin and trading has been sporadic. This offer represents a substantial premium to the trading price of our stock in recent weeks. On August 16, 2002, the closing price for the shares was $2.30 per share. We urge you to obtain current market quotations and to review Section 6 of the Offer to Purchase, which sets forth the price range and trading levels of the shares for the past two years.

         We encourage each shareholder to carefully read the Offer to Purchase and related materials. If you wish to accept the offer, you must send a completed and signed Letter of Transmittal in the form enclosed and your tendered shares to the depository for the offer. The instructions to the Letter of Transmittal tell you how to tender your shares.

         Neither the Company nor our board of directors makes any recommendation whether to tender your shares to us. You should make your decision independently after consulting with your advisors.

         Representatives of the Company may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call D.F. King & Co., Inc., the Information Agent for the Company in connection with the offer, at (212) 269-5550.

         Unless otherwise extended, the offer will expire at 5:00 p.m Eastern Time on September 27, 2002.


         We again encourage you to read carefully the enclosed materials.

         As always, we appreciate your interest in The Vermont Teddy Bear Co., Inc.

                                           Sincerely,

                                           /s/ Elisabeth B. Robert
                                           -------------------------------------
                                           Elisabeth B. Robert, President and
                                           Chief Executive Officer